FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
SEPTEMBER 6, 2005
LJ INTERNATIONAL HIRES RENOWNED DESIGNER OMAR TORRES
Jewelry Company’s New Creative Director Gained Fame for Work with Bvlgari, Movado
HONG KONG and LOS ANGELES, September 6, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported that noted designer and creative director Omar Torres, best known for his work with Bvlgari and Movado will lead future product and design development for LJI through his own firm, OPUS7. Torres has been hired as creative director for LJI.
In his new role, Torres’ OPUS7 firm will provide leadership in design overseeing the creation of new products for LJI’s Lorenzo brand jewelry lines, sold worldwide through multiple retail channels, including the Company’s own ENZO retail stores in China.
Torres brings some four decades of design experience to his new position at LJI. From his start as a designer at Van Cleef & Arpels from the mid-1960s through the 1970s, he became chief designer at Bvlgari SpA in 1979 and was instrumental in the creation what is called the “Bvlgari style” – bold forms created from a wide variety of stones and sometimes unconventional materials such as stainless steel. Samuel Beizer, former chairman of the jewelry design department at New York’s Fashion Institute of Technology, has called Torres “one of the top designers in the world.”
After leaving Bvlgari in 1994, Torres started his own custom-design firm. Two years later he was hired by the Movado Group to design and develop a line of fine jewelry based on the innovative style elements exemplified in the famous Movado “museum watch.” He designed the best-selling Movado women’s watch, Harmony, and branched out from jewelry into clocks, tabletops, crystal, gifts, accessories and public image.

“We are extremely pleased to be enlisting the talents of a designer as eminent as Omar Torres,” said LJI’s Chairman and CEO, Yu Chuan Yih. “Mr. Torres has been known for creating some of the jewelry world’s most recognizable and respected designs, and his stylistic genius will now be enhancing our already popular Lorenzo-branded jewelry lines. Our new relationship with him also reaffirms a longstanding LJI philosophy – to hire only top talent as well as using only the best materials.”
About LJ International
LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.
For more information on LJI, go to its Web Site at http://www.ljintl.com .
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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